Telecommunications in Poland
Paris, September 6, 2006 — Vivendi strongly challenges the announcements issued by Deutsche Telekom (DT) to the effect that DT has acquired a 48% stake in PTC from Elektrim after exercising a call option based on an arbitration award issued in Vienna in November 2004. These announcements reflect an agreement between DT and Elektrim that was reached in violation of Polish court rulings.
Vivendi draws attention to the fact that this arbitration award can have no effect in Poland at this time. DT fails to mention that the Warsaw Appeals Court on 16 August 2006 suspended its 29 March decision to recognize the arbitration award. The suspension is effective until such time as Telco’s appeal against the 29 March decision is heard by the Supreme Court.
Neither DT nor Elektrim can at this time claim any ownership rights based on the arbitration award or any other decision.
Moreover, Vivendi and Elektrim Telekomunikacja have obtained injunctions from the Polish courts preventing transfer of PTC stock by Elektrim as well as any other agreement between Elektrim and DT. The announcements made by DT were therefore in violation of these injunctions.
Vivendi will take any and all necessary legal action against all parties concerned in order to enforce its rights.
Important disclaimer
Vivendi is quoted on Euronext Paris SA. This presentation contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This press release contains forward-looking statements that can only be assessed on the day the press release is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements

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